October 29, 2010

Mr. Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Dear Mr. Buchmiller:

Please find our response to the comments received from you in your letter dated October 4, 2010 related to the Form 10-K of Ecosphere Technologies, Inc. for the year ended December 31, 2009 and the Form 10-Q of Ecosphere Technologies, Inc. for the three months ended March 31, 2010.  Our response to your additional comments follows your comment which has been reproduced.

Item 1. Business, page 1

1.           We have reviewed your response to prior comment 1 and ask that you please:

●
Tell us whether your processes are used commercially to separate crude oil from water or whether, and if applicable, how you have tested your processes to determine whether they are capable of remediating large oil spills.

●
Tell us whether you undertook any testing or other development efforts to determine the viability of the “deepwater” process before offering it to BP and filing the patent application referenced in your press release.

●	Provide us with a copy of the patent application referenced in the June 14, 2010 application. We refer you to Rule 12b-4 of the Exchange Act.

●	Provide us with a copy of the BP Master Services Agreement.

Response:

In order to respond to this comment it is important to first make the distinction between “separating crude oil from water” and “remediating large oil spills”. One of the standard methods utilized for separating oil from water is a centrifuge.  Ecosphere does not manufacture a centrifuge, but may purchase or lease one to incorporate into an Ecosphere System or process as one of the components. In our original water processing systems, we used a centrifuge manufactured by Alfa Laval. In our newer EB 300 system we installed a system manufactured by Enviro Voraxial Technology (EVTN). EVTN has developed and patented the Voraxial® Separator, which according to the manufacturer, is a revolutionary and proprietary technology that efficiently separates large volumes of solids and liquids with different specific gravities. The Voraxial® Separator acts as an in-line, continuous flow separator that can conduct high volume liquid/liquid, liquid/solid or liquid/liquid/solid separation. The manufacturer claims that they have demonstrated that the Voraxial® separator is the best solution worldwide to clean up the Gulf oil spill.

In the case of remediating large oil spills, the process must be divided into two phases:

●	Separating the bulk of the oil from the contaminated water (see description of the Voraxial® separator).
●	Treating the resultant liquid (oil sheen/water) to remove all traces of hydrocarbons.

We have addressed the first phase above in describing the Voraxial® separator.  The second phase is part of our standard equipment, which is in production and treating water with a certain level of hydrocarbons in it (i.e. Oil).  We have also had experience in dealing with oil flooding, drilling muds and other oil based processes through pilots and testing with BP America Production Company (Moxa and Wamsutter, Wyoming), and Newfield Exploration (Vernal, Utah). With respect to the question regarding “large oil spills” this has to be viewed in the context of the volume processing capability.  In the case of the solution offered to BP, the equipment we would have deployed would have consisted of 24 pieces of equipment currently in operation at Southwestern Energy1 plus a specialized trailer containing the oil/water separation technology that was deployed to New Orleans for almost 3 months awaiting the go ahead from Mid-Gulf Recovery Services, LLC under the terms of their agreement with BP.  Together, these systems could have processed more than 1 billion gallons of oil sheen water.

Ecosphere has tested each of the component parts in the deepwater process proposed to BP.  The treatment system included in our solution is identical to the treatment system that we use in the natural gas drilling operations for which we are under contract.  The concept of using our highly oxygenated fluid and the nano bubbles created in the process to raise the oil to the surface is a scientifically valid concept, but that aspect of the proposal has not been tested because it is an application specific to the BP oil spill. No formalized testing was done of the deepwater process offered to BP.  However, the company has considerable experience dealing with contaminated liquids in large volumes and all of its development efforts over the last 4 years have been focused in this area.  The physics involved in raising the oil to the surface is well understood and accepted by the scientific community.  The company is highly confident this approach would have worked as described.

The Deepwater Oil Recovery Process that we applied to the U.S. Patent Office for patents and brought to BP engineers in Houston was to replace the Corexit 9500 chemicals that BP was using to keep the oil on the bottom of the ocean. Our Ozonix advanced oxidation process is based on dissolved air flotation (DAF) known in the industry as DAF. DAF is a water treatment process that clarifies wastewaters (or other waters) by the removal of suspended matter such as oil or solids. The removal is achieved by dissolving air in the water or wastewater under pressure and then releasing the air at atmospheric pressure in a flotation tank or basin. The released air forms tiny bubbles that adhere to the suspended matter causing the suspended matter to float to the surface of the water where it may then be removed by a skimming device.  DAF is a straightforward solution when you are trying to get something from the bottom of the ocean to the top of the ocean as cost effectively as possible. Ecosphere’s patented Ozonix process combines ozone, ultrasound and electro-oxidation to achieve exponential results. There was a recent article referenced here2 that discusses the work of a scientist working on ozone micro-bubbles to treat industrial waters i.e. oil spills. While this process is still in the small lab scale development stage, Ecosphere has commercialized the process and will record almost $9 million in revenue this fiscal year with our high volume, ozonated, micro-bubble technology.

___________________
1 Southwestern gave approval for the equipment to be redeployed if necessary.

A copy of the patent application referenced in the June 14, 2010 application is provided with this response in Exhibit 1.

In the interest of responding quickly, we are unable to submit the BP Agreement at this time.  Our attorneys are in the process of relocating their offices and will submit the subject, redacted, agreement to the commission next week as part of an FOIA request.  We will send you a courtesy copy at that time.

Item 10. Directors, Executive Officers and Corporate Governance, page 35

2.           We refer to the fax correspondence dated September 13, 2010 which we received from your counsel on September 14, 2010.  We note the acknowledgement that you received prior comment 2 but have determined not to response to the comment at this time.  We therefore reissue the comment.  In the event that you choose not to address the issues raised in our comment, please describe in detail your basis for not responding to our comment and cite to any support for your position.  Please also submit the fax correspondence, dated September 13, 2010, as correspondence via EDGAR.

Response:

We understand that our attorney’s will be submitting legal authority to you with respect to this request.

__________________
2 Andy Hong, a civil and environmental engineering professor at the University of Utah, developed a process in the lab where polluted water or soil is infused with pressurized ozone gas micro bubbles. The bubbles are smaller than those in standard ozone aeration, meaning they are extremely effective at turning oil droplets into chemicals that can easily get filtered afterward. Pressurization helps the ozone completely saturate the water.

Item 15. Exhibits, page  52

3.           We note your response to prior comment 3 and your pending request for confidential treatment for portions of the two agreements filed in response to the comment.  We will provide any comments on your confidential treatment request in a separate letter.  Also, with respect to pilot programs, please provide us analysis to support your conclusion that you are not and have not been substantially dependent on any paid pilot programs, including, without limitation, those pilots referenced in your Form 10-K disclosure.  In this regard, please provide us with your analysis for the BP American, Newfield/Cabot joint venture and Petrohawk paid pilots, which you reference on page 3, and the four paid pilot programs with unspecified major energy exploration companies, which, as you disclose on page 4, were expected to begin in April 2010.  Please be sure to include the amount of any revenues derived from each of these paid contracts.

Response:

The following analysis supports our assertion that we are not substantially dependent on paid pilot programs. For each quarter starting in Q1 2009, we have billed less than 20% in pilot revenues and in a number of quarters we have had no pilot revenue. We are substantially dependent upon our two long-term agreements and not pilots. Even analyzing back as far as Q3 2008, when the first of our machines was available for work, the trend is clearly downward and supports our assertion.  Although the Q4 2010 numbers are not available at this time, we are confident that the any pilot revenues will be an insignificant part of our overall revenue.

Please refer to Table 1 below for additional detail.
(all $ Amounts in '000s)

4.           We note your response to prior comment 4.  Please represent that you will file these assignment agreements in future filings, as applicable.  Alternatively, please explain why you believe that you are not required to file these assignment agreements pursuant to Item 601(b)(10) of Regulation S-K.  In this regard we note that you previously stated that the agreements did not require filing because there was no consideration for the transfers.  See response to prior comment 1 in your correspondence dated July 9, 2010.  Please reconcile your representation that there was no consideration for the transfer with the representations in the assignment agreements that Mr. McGuire, as an assignor, received $1.00 and “other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged” for each transfer.

Response:

The Company will file all intellectual property assignment agreements in future filings, as applicable.  With regard to the response letter of July 9, 2010, the response at the time was based upon a telephone conversation between our counsel. Michael D. Harris, Esq. , and our patent  counsel and Mr. Harris’ misunderstanding, which arose from that conversation.  In addition, Mr. Harris in helping us respond to the comment  focused on whether or not Mr. Dennis McGuire received any special consideration for the assignment of the patents, which consideration would under normal circumstances require disclosure in a Form 10-K or similar disclosure document.  It was our understanding then and it is still our understanding that Mr. McGuire  did not.  Furthermore, the boilerplate “$1.00 and other good and valuable consideration language” is legally sufficient to vest in the Company good and indefeasible title in and to all of the intellectual property covered by the assignments.

Form 10-Q for the period ended June 30,2010

Item 2. Management’s Discussion and Analysis, page 25

Company Overview, page 25

5.           We note your disclosure on page 25 that the commercial viability of your technology is demonstrated by the multi-year agreements that you have secured.  Please identify for us the multi-year agreements you reference in your disclosure.  In this regard, we note that section 27 of Exhibit 10.16 and Article V.1 of Exhibit 10.17 indicate that these contracts do not cover multiple years.

Response:

The following multi-year agreements support this assertion:

Southwestern Energy, 5-year agreement with 2 years minimum term and revenue guarantees of $13.4M.

Newfield Exploration, 1- year renewable agreements in place since December 2008 currently with minimum annual revenue guarantee of $1.55M.

Both contracts cover multiple years, albeit that the Newfield contract is renewed annually. See our September 16, 2010 press release announcing the extension and increase in expected revenue. Since this contract has been in place since January of 2009, it is by definition now a multi-year agreement.

In the case of Southwestern Energy, the section 27 referred to in the comment is from the Commercial Oilfield Services Agreement, which is the standard MSA issued by this client.  Those provisions are overridden by the Work Release which clearly shows that the agreement for the current systems is a multi-year agreement and provides for no cancellation within the first two years other than for non-performance.

Revenues, page 30

6.           We refer to the final sentence on page 30 where you indicate that you are pursuing contracts outside of the energy sector.  With a view to disclosure, please tell us the nature of these efforts and identify the business sector or sectors where you are pursuing these opportunities.

Response:

The company has identified a number of strategic fields of use outside of Energy which it wishes to pursue.  These fields are all identified in our latest Form 10-K. Given the lack of available capital, the company is currently focusing its efforts in the area of Exploration and Mining and is currently engaged in discussions with potential partners to initiate operations in this subsidiary. The model to be used is similar to the one used to form the Energy Services division which is now generating substantial recurring revenues.

Liquidity and Capital Resources, page 33

7.           We note your disclosure on page 34 that as of August 13, 2010, you had $15,000 in cash and $540,000 in accounts receivable.  From your disclosure on page 24 we also note that 100% of your accounts receivable as of June 30, 2010 were due from a single customer.  In light of your liquidity position, please also tell us the name of this customer.  Also, please confirm that in future filings as applicable that you will disclose the name of any customer who is responsible for a material amount of your accounts receivable balance where receipt of that balance is material to your liquidity position.

Response:

Southwestern Energy.

In future filings we will disclose the name of any customer who is responsible for a material amount of our accounts receivable balance where receipt of that balance is material to our liquidity position.

8.           We refer to your disclosure in the third paragraph on page 34.  Please identify for us the related party that is owed $2.8 million by EES and, if different, the “EES partner” who is owed money by EES.

Response:

The related party or “partner” is an entity, Clean Water Partners (CWP).  CWP owns 25.9% of Ecosphere Energy Services. No officer or director of the company is affiliated with CWP.

9.           We note the $525,000 private placement transaction referenced on page 34.  Please tell us where you have filed a Form D relating to this financing.

Response:

The Company did not file a Form D in connection with this offering.  While the Company recognizes that the exemption under either Section 4(2) of the Securities Act of 1933 or Rule 506 was not affected by this failure to file Form D, the Company undertakes to file any necessary Form Ds if it engages in any future financings and the Company intends to rely on Rule 506 as an exemption.  The private placement referred to has terminated.

Item 6. Exhibits, page 37

10.           We note your reference at the bottom of page 22 to an employment agreement with Mr. McGuire.  Please tell whether you have entered into an employment agreement with Mr. McGuire and, if so, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K.

Response:

We have not at this time entered into an employment agreement with Mr. McGuire.

11.           We refer to Exhibit 10.7.  Please revise the description of the agreement to disclose the milestones referenced in the final sentence.

Response:

In accordance with a telephone conversation between Joseph McCann Esq., and Michael D. Harris, Esq., the staff is agreeable to the company filing the complete exhibit (including the requested milestones) in the next Q, due in November.  The staff has further agreed that it is not necessary to amend the filing of the Q2 quarterly report.

Ecosphere acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 689-4441.

Sincerely yours,

/s/ Adrian Goldfarb
Adrian Goldfarb
Chief Financial Officer